UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Consolidated Technology Group, Ltd.
   160 Broadway
   New York, NY  10038
   USA
2. Issuer Name and Ticker or Trading Symbol
   Trans Global Services, Inc.
   TGSI
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   February 1999
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock, par value $.0|02/25/|J   | |1,150,000         |D  |(1)        |379,994            |(I)   |(2)                        |
1 per share                |99    |    | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
___________________________________________________________________________________________________________________________________|

Explanation of Responses:
(1) On February 25, 1999, the Reporting Person and its wholly-owned subsidiary, SIS Capital Corp. ("SISC")
entered into an agreement with the Issuer, pursuant to which SISC is to transfer to the Issuer 1,150,000 shares
(the "Transferred Shares") of the Issuer's common stock which are owned by SISC in satisfaction of (i) the
Reporting Person's obligations to pay the redemption price of $2,100,000 payable with respect to its Series G 2%
Cumulative Redeemable Preferred Stock owned by the Issuer together with accrued dividends of approximately
$140,000 and (ii) the Reporting Person's obligations to pay the Issuer $325,952 (the "Consolidated Payable") in
respect of advances made by the Issuer to certain of the Reporting Person's subsidiaries. The agreement also gives the Reporting Person the right to retain the Transferred Shares if it pays the Issuer the redemption price of
$2,100,000 together with the accrued dividends and the Consolidated Payable by April 9, 1999. The Transferred
Shares and the Series G Preferred Stock were transferred into escrow pending the election by the Reporting
Person to make such
payment.
(2)  Owned by SIS Capital Corp., a wholly-owned subsidiary of the Reporting
Person.
SIGNATURE OF REPORTING PERSON
/s/Seymour Richter, President
DATE
March 9, 1999